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                            August 10, 2021

       James Todd
       Vice President & Corporate Controller
       Landstar System Inc.
       13410 Sutton Park Drive South
       Jacksonville, FL 32224

                                                        Re: Landstar System
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 26, 2020
                                                            Filed February 23,
2021
                                                            File No. 000-21238

       Dear Mr. Todd:

               We have reviewed your May 21, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 14, 2021 letter.

       Form 10-K for the Fiscal Year ended December 26, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Changes in Financial Condition and Results of Operations, page 22

   1. We have read your response to prior comment one and continue to believe, as advised in our April 14, 2021
comment letter and subsequently during our July 27, 2021 conference call, that you will
need to revise the manner by which you identify and present non-GAAP measures and metrics
based on non-GAAP measures in your various communications
                                                        with investors, as
prescribed by Item 10(e) of Regulation S-K and Regulation G.

                                                        The FASB Master
Glossary, as you have observed, defines Gross Margin, which we regard as synonymous
with Gross Profit, and while the FASB indicates it does not include all operating expenses,
we do not believe this accommodates the latitude you have applied
 James Todd
Landstar System Inc.
August 10, 2021
Page 2
         in calculating the margin metrics referenced and utilized in your disclosures, when considering other provisions in GAAP and SEC reporting requirements.

         Rule 5-03 of Regulation S-X requires the separate presentation of costs and expenses applicable to revenues from services (as it does for sales of tangible products when material), which is a measure that is differentiated from other operating costs and expenses not applicable to revenues, selling, general and administrative expenses, and various other items. We have referred you to FASB ASC 705-10-25-3 and 4A, and the corresponding guidance in FASB ASC 330-10-30-1 through 8, and FASB ASC 340-40-
         25-7, which may be utilized by analogy in determining the types of costs that should be allocated to cost and expenses applicable to revenues from services.

         As indicated in prior comment one and during our conference call, we do not believe that your costs of purchased transportation and commissions to agents represent all costs and expenses that are applicable to revenues from services in accordance with GAAP, and
         since your resulting measure of    gross profit    would thereby meet
the definition of a non-
         GAAP measure in Item 10(e)(2)(i) of Regulation S-K, the margin metrics that you disclose based on this measure would not be scoped-out of the non-GAAP disclosure guidance based on Item 10(e)(4)(ii), as suggested in your prior response.

         Please submit the revisions that you propose to address the concerns outlined above and in prior comment one, as necessary to conform to the requirements of Item 10(e) of
         Regulation S-K and Regulation G. Please ensure that you include comparable tabulations of metrics as reported on page 27 of your annual report and pages 22 and 23 of your two most recent interim reports, using GAAP measures of gross profit, and a reconciliation between gross profit in accordance with GAAP and your relabeled non-GAAP measure, along with appropriate narratives. We reissue prior comment one.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl
Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJames Todd                                  Sincerely,
Comapany NameLandstar System Inc.
                                                              Division of
Corporation Finance
August 10, 2021 Page 2                                        Office of Energy
& Transportation
FirstName LastName